SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                                              Commission File Number 333-98529

                          NOTIFICATION OF LATE FILING

(Check One):  (X) Form 10-K

           For Period Ended: December 31, 2002

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant:  ZiLOG, Inc.

Former name, if applicable:  NA

Address of principal executive office (street and number):  532 Race Street

City, State and Zip Code:  San Jose, California 95126


                                    PART II
                            RULE 12b-25 (b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (X) (a)     The reasons described in reasonable detail in Part
                  III of this form could not be eliminated without unreasonable effort or expense;
      (X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11- K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      ( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         On February 28, 2002, the registrant filed a pre-packaged Chapter 11 plan of reorganization with the United States Bankruptcy Court for the Northern District of California on February 28, 2002 (the "Reorganization Plan") and the bankruptcy court confirmed the Reorganization Plan on April 30, 2002. The plan of reorganization became effective on May 13, 2002. On May 1, 2002, ZiLOG adopted "fresh-start" accounting principles proscribed by the American Institute of Certified Public Accountant's Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." The burdens related to the Reorganization Plan and the adoption of "fresh-start" accounting principles have resulted in the registrant's inability to prepare the financial statements, related notes and other information required by Form 10-K without unreasonable and unduly burdensome effort and expense. Accordingly, the registrant is unable to provide the information required by the Form 10-K in the prescribed time without unreasonable effort or expense.


                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

            Daniel M. Jochnowitz          408                    558-8500
               (Name)                  (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                           (X) Yes   (  ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            (X) Yes   (  ) No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The registrant's results of operations after April 30, 2002 and its consolidated balance sheets at December 31, 2002 and May 1, 2002 are not comparable to the results of operations prior to April 30, 2002 and the historical balance sheet at December 31, 2001, due to its adoption of "fresh-start" reporting upon its emergence from bankruptcy. However, such differences in results of operations relate to the gain on extinguishment of debt, depreciation of property, plant and equipment, amortization of intangible assets, interest expense and restructuring and reorganization expenses. Additionally, these differences in its balance sheets relate to inventory, in-process research and development, property, plant and equipment, intangible assets, conversion of senior notes to common stock, and minority interest. Certain figures, such as net sales and certain expenses were not affected by its adoption of fresh-start accounting and, accordingly, we believe them to be comparable. To provide a more meaningful analysis, in the following discussion combined results of the registrant's predecessor and successor company's operations for fiscal year 2002 are compared to the predecessor company's results for fiscal year 2001. The combined results are not meant to be a presentation in accordance with generally accepted accounting principles.

         Pursuant to its reorganization plan approved by the bankruptcy court on May 13, 2002, the registrant extinguished $325.7 million of liabilities, which included $280.0 million principal amount of its 9.5% Senior Secured Notes due 2005, $27.2 million in accrued interest due on the notes and $18.5 million of dividends payable to preferred stockholders. The former noteholders received substantially all of the registrant's new common stock and a liquidation preference in the net proceeds on the sale of the assets held by the registrant's subsidiary, MOD III, Inc.

         The registrant's net sales of $139.6 million in 2002 represents a decrease of 19.0% from net sales of $172.3 million in 2001. This decrease in net sales includes reductions in both its embedded control and standard products. Net sales of its embedded control products declined 8.0% to $90.3 million in 2002 compared to $98.2 million in 2001. This decrease reflects lower unit shipments of Z80 microprocessors and lower demand for microcontrollers in the consumer market. The decline is an indication of overall weak market conditions as well as the continued conversion of its Z80 microprocessors to alternative technologies, primarily microcontrollers and microcontrollers with flash.

         In 2002, net sales of the registrant's standard products decreased 33.5% to $49.3 million, compared to $74.1 million in 2001. This decrease reflects weak overall market conditions in the telecommunications and consumer sectors that resulted in lower unit shipments of modem, serial communication, TV, wireless connectivity and peripherals products. The registrant expects continuing sales declines in its standard products group reflecting weak market conditions as well as further reductions in sales of its de-emphasized television and peripheral products. In addition, its largest customer for modem products has migrated technologies to soft modems and will no longer be purchasing these products. This customer accounted for $7.2 million of sales in 2002, and $17.7 million of sales in 2001. The registrant expects little or no revenue from this customer with respect to modems.

         The registrant's cost of sales primarily represents manufacturing costs relating to wafer fabrication, assembly and test operations. Cost of sales fluctuates, depending on materials and services prices from its vendors, manufacturing productivity, product mix, equipment utilization and depreciation. Gross margin as a percent of net sales increased to 41.8% in 2002, up from 24.5% in 2001. During the year ended December 31, 2002, its gross margin was adversely impacted by the amortization of a fresh-start reporting inventory adjustment of $3.9 million. Exclusive of this one-time charge, its gross margin, as adjusted was 44.6% of sales for the year. The improvement in its gross margin during 2002 is primarily the result of rationalizing its manufacturing cost structure. A key element of this strategy was the closure of its underutilized MOD III wafer fabrication facility in January 2002. The savings in MOD III spending were partially offset by higher spending in its five-inch manufacturing facility and from purchases of manufactured wafers from outside foundries. However, its five-inch wafer manufacturing factory utilization improved to approximately 70% of capacity in 2002, compared to approximately 27% in the same period of 2001, which also helped to improve gross margin. Additionally, during 2001 the registrant implemented a multi-source assembly program with a number of Asian semiconductor assembly service providers, it moved its wafer probe operations from Idaho to the Philippines and it streamlined its final test operations. All actions contributed to improved gross margin in 2002.



                                  ZiLOG, Inc.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 2003                   By: /s/ Daniel M. Jochnowitz
                                           ------------------------------
                                       Name:   Daniel M. Jochnowitz
                                       Title:  Vice President, General Counsel
                                               and Secretary